Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, Texas 77002

April 22, 2014

Kristina Aberg

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Civeo Corporation (formerly known as OIS Accommodations SpinCo Inc.)

Amendment No. 2 to Form 10
Filed March 18, 2014
File No. 001-36246

Ladies and Gentlemen:

Set forth below is the response of Civeo Corporation (the “Company”, “we,” “us” or “our”), to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 2 to Form 10, File No. 001-36246, filed with the Commission on March 18, 2014 (the “Information Statement”).

For your convenience, our response is prefaced by the text of the Staff’s oral comment in bold, italicized text. All references to page numbers correspond to the Amendment No. 3 to the Information Statement unless otherwise specified

Please include the information required by Item 401(e) of Regulation S-K with respect to the biography of Bradley J. Dodson.

We acknowledge the Staff’s comment and have revised the Information Statement to include the information required by Item 401(e) of Regulation S-K for Bradley J. Dodson, as well as the other directors named therein. Please see page 95.

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Securities and Exchange Commission

April 22, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, CIVEO CORPORATION

By:	/s/ Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	President and Chief Executive Officer

Enclosures

cc:       Matthew R. Pacey (Vinson & Elkins)